Exhibit 99.1

PARAGON SHIPPING INC.

AMENDED AND RESTATED 2006 EQUITY INCENTIVE PLAN

ARTICLE I.

General

1.1.           Purpose

The Paragon Shipping Inc. Amended and Restated 2006 Equity Incentive Plan (the “Plan”) is designed to provide certain key persons, whose initiative and efforts are deemed to be important to the successful conduct of the business of Paragon Shipping Inc. (the “Company”), with incentives to (a) enter into and remain in the service of the Company, (b) acquire a proprietary interest in the success of the Company, (c) maximize their performance and (d) enhance the long-term performance of the Company.

1.2.           Administration

(a)           Administration.  The Plan shall be administered by the Compensation Committee of the Company’s Board of Directors (the “Board”), or such other committee of the Board as may be designated by the Board to administer the Plan (the “Administrator”); provided that, in the event the Company is subject to Section 16 of the Securities Exchange Act of 1934, as amended (the “1934 Act”), the Administrator shall be composed of two or more directors, each of whom is a "Non-Employee Director" (a “Non-Employee Director”) under Rule 16b-3 (as promulgated and interpreted by the Securities and Exchange Commission (the “SEC”) under the 1934, or any successor rule or regulation thereto as in effect from time to time); provided further, however, that, prior to the date of the consummation of the initial public offering of the Company’s Common Stock (as defined below), the Administrator may be composed of one or more members of the Board, as determined by the Board.  Subject to the terms of the Plan and applicable law, and in addition to other express powers and authorizations conferred on the Administrator by the Plan, the Administrator shall have the full power and authority to: (1) designate the persons to receive Awards (as defined below) under the Plan; (2) determine the types of Awards granted to a participant under the Plan; (3) determine the number of shares to be covered by, or with respect to which payments, rights or other matters are to be calculated with respect to, Awards; (4) determine the terms and conditions of any Awards; (5) determine whether, and to what extent, and under what circumstances, Awards may be settled or exercised in cash, shares, other securities, other Awards or other property, or cancelled, forfeited or suspended, and the methods by which Awards may be settled, exercised, cancelled, forfeited or suspended; (6) determine whether, to what extent, and under what circumstances cash, shares, other securities, other Awards, other property and other amounts payable with respect to an Award shall be deferred, either automatically or at the election of the holder thereof or the Administrator; (7) construe, interpret and implement the Plan and any Award Agreement (as defined below); (8) prescribe, amend, rescind or waive rules and regulations relating to the Plan, including rules governing its operation; (9) make all determinations necessary or advisable in administering the Plan; (10) correct any defect, supply any omission and reconcile any inconsistency in the Plan or any Award Agreement; and (11) make any other determination and take any other action that the Administrator deems necessary or desirable for the administration of the Plan.  Unless otherwise expressly provided in the Plan, all designations, determinations, interpretations and other decisions under or with respect to the Plan or any Award shall be within the sole discretion of the Administrator, may be made at any time and shall be final, conclusive and binding upon all persons.

(b)           Administrator Action.  Actions of the Administrator shall be taken by the vote of a majority of its members.  Any action may be taken by a written instrument signed by a majority of the Administrator members without notice to the other members, and action so taken shall be fully effective as if it had been taken by a vote at a meeting.  Except to the extent prohibited by applicable law, the applicable rules of a stock exchange or any charter, by-laws or other agreement governing the Administrator, the Administrator may allocate all or any portion of its responsibilities and powers to any one or more of its members and may delegate all or any part of its responsibilities to any person or persons selected by it and may revoke any such allocation or delegation at any time.

(c)           Indemnification.  No member of the Board, the Administrator or any employee of the Company (each such person, a "Covered Person") shall be liable for any action taken or omitted to be taken or any determination made in good faith with respect to the Plan or any Award hereunder.  Each Covered Person shall be indemnified and held harmless by the Company against and from (i) any loss, cost, liability or expense (including attorneys' fees) that may be imposed upon or incurred by such Covered Person in connection with or resulting from any action, suit or proceeding to which such Covered Person may be a party or in which such Covered Person may be involved by reason of any action taken or omitted to be taken under the Plan or any Award Agreement and (ii) any and all amounts paid by such Covered Person, with the Company's approval, in settlement thereof, or paid by such Covered Person in satisfaction of any judgment in any such action, suit or proceeding against such Covered Person; provided that the Company shall have the right, at its own expense, to assume and defend any such action, suit or proceeding and, once the Company gives notice of its intent to assume the defense, the Company shall have sole control over such defense with counsel of the Company's choice.  The foregoing right of indemnification shall not be available to a Covered Person to the extent that a court of competent jurisdiction in a final judgment or other final adjudication, in either case not subject to further appeal, determines that the acts or omissions of such Covered Person giving rise to the indemnification claim resulted from such Covered Person's bad faith, fraud or willful criminal act or omission or that such right of indemnification is otherwise prohibited by law or by the Company's Articles of Incorporation or Bylaws.  The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which Covered Persons may be entitled under the Company's Articles of Incorporation or Bylaws, as a matter of law, or otherwise, or any other power that the Company may have to indemnify such persons or hold them harmless.

(d)           Delegation of Authority to Senior Officers.  The Administrator may delegate, on such terms and conditions as it determines, to one or more senior officers of the Company the authority to make grants of Awards to key employees (other than officers) of the Company and its Affiliates (including any such prospective key employee) and consultants of the Company and its Affiliates.

(e)           Awards to Non-Employee Directors.  Notwithstanding anything to the contrary contained herein, the Board may, in its sole discretion, at any time and from time to time, grant Awards to Non-Employee Directors or administer the Plan with respect to such Awards.  In any such case, the Board shall have all the authority and responsibility granted to the Administrator herein.

1.3.           Persons Eligible for Awards

The persons eligible to receive Awards under the Plan are those directors of the Company (as defined below) and those officers and key employees (including any prospective officer or key employee) and consultants of the Company and its Affiliates (collectively, “Key Persons”) as the Administrator shall select.

1.4.           Types of Awards

Awards may be made under the Plan in the form of (a) stock options, (b) stock appreciation rights, (c) restricted stock, (d) restricted stock units and (e) unrestricted stock, all as more fully set forth in the Plan.  The term “Award” means any of the foregoing that are granted under the Plan.

1.5.           Shares Available for Awards; Adjustments for Changes in Capitalization

(a)           Maximum Number.  Subject to adjustment as provided in Section 1.5(c), the aggregate number of shares of Class A common stock of the Company, par value $0.001 (“Common Stock”), with respect to which Awards may at any time be granted under the Plan shall be 2,500,000.  The following shares of Common Stock shall again become available for Awards under the Plan: (i) any shares that are subject to an Award under the Plan and that remain unissued upon the cancellation or termination of such Award for any reason whatsoever; (ii) any shares of restricted stock forfeited pursuant to the Plan or the applicable Award Agreement; provided that any dividend equivalent rights with respect to such shares that have not theretofore been directly remitted to the grantee are also forfeited; and (iii) any shares in respect of which a stock appreciation right or restricted stock unit is settled for cash.

(b)           Source of Shares.  Shares issued pursuant to the Plan may be authorized but unissued Common Stock or treasury shares.  The Administrator may direct that any stock certificate evidencing shares issued pursuant to the Plan shall bear a legend setting forth such restrictions on transferability as may apply to such shares.

(c)           Adjustments.  i)  In the event that the Administrator determines that any dividend or other distribution (whether in the form of cash, Company shares, other securities or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase or exchange of Company shares or other securities of the Company, issuance of warrants or other rights to purchase Company shares or other securities of the Company, or other similar corporate transaction or event affects the Company shares such that an adjustment is determined by the Administrator to be appropriate or desirable, then the Administrator shall, in such manner as it may deem equitable or desirable, adjust the number of shares or other securities of the Company (or number and kind of other securities or property) with respect to which Awards may be granted under the Plan.

(ii)      The Administrator is authorized to make adjustments in the terms and conditions of, and the criteria included in, Awards in recognition of unusual or nonrecurring events (including the events described in Section 1.5(c)(i) or the occurrence of a Change in Control (as defined below)) affecting the Company, any Affiliate, or the financial statements of the Company or any Affiliate, or of changes in applicable rules, rulings, regulations or other requirements of any governmental body or securities exchange, accounting principles or law, whenever the Administrator determines that such adjustments are appropriate or desirable, including providing for (A) adjustment to (1) the number of shares or other securities of the Company (or number and kind of other securities or property) subject to outstanding Awards or to which outstanding Awards relate and (2) the Exercise Price (as defined below) with respect to any Award and (B) a substitution or assumption of Awards, accelerating the exercisability or vesting of, or lapse of restrictions on, Awards, or accelerating the termination of Awards by providing for a period of time for exercise prior to the occurrence of such event, or, if deemed appropriate or desirable, providing for a cash payment to the holder of an outstanding Award in consideration for the cancellation of such Award (it being understood that, in such event, any option or stock appreciation right having a per share Exercise Price equal to, or in excess of, the Fair Market Value of a share subject to such option or stock appreciation right may be cancelled and terminated without any payment or consideration therefor).

(iii)           In the event of (A) a dissolution or liquidation of the Company, (B) a sale of all or substantially all the Company’s assets or (C) a merger, reorganization or consolidation involving the Company or one of its Affiliates (as defined below), the Administrator shall have the power to:

(1)  provide that outstanding options, stock appreciation rights and restricted stock units (including any related dividend equivalent right) shall either continue in effect, be assumed or an equivalent award shall be substituted therefor by the successor corporation or a “parent corporation” (as defined in Section 424(e) of the Internal Revenue Code of 1986, as amended (the “Code”)) or “subsidiary corporation” (as defined in Section 424(f) of the Code);

(2)  cancel, effective immediately prior to the occurrence of such event, options, stock appreciation rights and restricted stock units (including each dividend equivalent right related thereto) outstanding immediately prior to such event (whether or not then exercisable) and, in full consideration of such cancellation, pay to the holder of such Award a cash payment in an amount equal to the excess, if any, of the Fair Market Value (as of a date specified by the Administrator) of the shares subject to such Award over the aggregate Exercise Price of such Award (it being understood that, in such event, any option or stock appreciation right having a per share Exercise Price equal to, or in excess of, the Fair Market Value of a share subject to such option or stock appreciation right may be cancelled and terminated without any payment or consideration therefor); or

(3)  notify the holder of an option or stock appreciation right in writing or electronically that each option and stock appreciation right shall be fully vested and exercisable for a period of 30 days from the date of such notice, or such shorter period as the Administrator may determine to be reasonable, and the option or stock appreciation right shall terminate upon the expiration of such period (which period shall expire no later than immediately prior to the consummation of the corporate transaction).

1.6.           Definitions of Certain Terms

(a)           The “Fair Market Value” of a share of Common Stock on any day shall be the closing price on the Nasdaq Stock Market, as reported for such day in The Wall Street Journal, or, if no such price is reported for such day, the average of the high bid and low asked price of Common Stock as reported for such day or if not quoted on the Nasdaq National Market, the average of the high bid and low asked price on the OTC Bulletin Board.  If no quotation is made for the applicable day, the Fair Market Value of a share of Common Stock on such day shall be determined in the manner set forth in the preceding sentence for the next preceding trading day.  Notwithstanding the foregoing, if there is no reported closing price or high bid/low asked price that satisfies the preceding sentences, or if otherwise deemed necessary or appropriate by the Administrator, the Fair Market Value of a share of Common Stock on any day shall be determined by such methods or procedures as shall be established from time to time by the Administrator.  The “Fair Market Value” of any property other than Common Stock shall be the fair market value of such property determined by such methods or procedures as shall be established from time to time by the Administrator.

(b)           Unless otherwise set forth in an Award Agreement, in connection with a termination of employment or consultancy relationship or a dismissal from Board membership, for purposes of the Plan, the term “for Cause” shall be defined as follows:

(i)      if there is an employment, severance, change in control or other agreement governing the relationship between the grantee, on the one hand, and the Company or an Affiliate, on the other hand, that contains a definition of “cause” (or similar phrase), for purposes of the Plan, the term “for Cause” shall mean those acts or omissions that would constitute “cause” under such agreement; or

(ii)      if the preceding clause (i) is not applicable to the grantee, for purposes of the Plan, the term "for Cause" shall mean any of the following:

(A)         any failure by the grantee substantially to perform the grantee’s employment or Board membership duties;

(B)         any excessive unauthorized absenteeism by the grantee;

(C)         any refusal by the grantee to obey the lawful orders of the Board or any other person to whom the grantee reports;

(D)         any act or omission by the grantee that is or may be injurious to the Company or any Affiliate, whether monetarily, reputationally or otherwise;

(E)         any act by the grantee that is inconsistent with the best interests of the Company or any Affiliate;

(F)         the grantee’s gross negligence that is injurious to the Company or any Affiliate, whether monetarily, reputationally or otherwise;

(G)         the grantee’s material violation of any of the Company’s policies, including, without limitation, those policies relating to discrimination or sexual harassment;

(H)         the grantee’s material breach of his or her employment or service contract with the Company or any Affiliate;

(I)         the grantee’s unauthorized (1) removal from the premises of the Company or an Affiliate of any document (in any medium or form) relating to the Company or an Affiliate or the customers or clients of the Company or an Affiliate or (2) disclosure to any person or entity of any of the Company’s, or any Affiliate’s, confidential or proprietary information;

(J)         the grantee’s being convicted of, or entering a plea of guilty or nolo contendere to, any crime that constitutes a felony or involves moral turpitude; and

(K)         the grantee’s commission of any act involving dishonesty or fraud.

Any rights the Company may have under the Plan in respect of the events giving rise to a termination or dismissal “for Cause” shall be in addition to any other rights the Company may have under any other agreement with a grantee or at law or in equity.  Any determination of whether a grantee’s employment, consultancy relationship or Board membership is (or is deemed to have been) terminated “for Cause” shall be made by the Administrator.  If, subsequent to a grantee’s voluntary termination of employment or consultancy relationship or voluntarily resignation from the Board or involuntary termination of employment or consultancy relationship without Cause or removal from the Board other than “for Cause”, it is discovered that the grantee’s employment or consultancy relationship or Board membership could have been terminated “for Cause”, the Administrator may deem such grantee’s employment or consultancy relationship or Board membership to have been terminated “for Cause” upon such discovery and determination by the Administrator.

(c)           “Affiliate” shall mean (i) any entity that, directly or indirectly, is controlled by, controls or is under common control with, the Company and (ii) any entity in which the Company has a significant equity interest, in either case as determined by the Administrator.

(d)           “Subsidiary” shall mean any entity in which the Company, directly or indirectly, has a 50% or more equity interest.

(e)           “Exercise Price” shall mean (i) in the case of options, the price specified in the applicable Award Agreement as the price-per-share at which such share can be purchased pursuant to the option or (ii) in the case of stock appreciation rights, the price specified in the applicable Award Agreement as the reference price-per-share used to calculate the amount payable to the grantee.

ARTICLE II.

Awards Under The Plan

2.1.           Agreements Evidencing Awards

Each Award granted under the Plan shall be evidenced by a written certificate (“Award Agreement”), which shall contain such provisions as the Administrator may deem necessary or desirable and which may, but need not, require execution or acknowledgment by a grantee.  The Award shall be subject to all of the terms and provisions of the Plan and the applicable Award Agreement.

2.2.           Grant of Stock Options and Stock Appreciation Rights

(a)           Stock Option Grants.  The Administrator may grant stock options (“options”) to purchase shares of Common Stock from the Company to such Key Persons, and in such amounts and subject to such vesting and forfeiture provisions and other terms and conditions, as the Administrator shall determine, subject to the provisions of the Plan.  No option will be treated as an “incentive stock option” for purposes of the Code.

(b)           Stock Appreciation Right Grants; Types of Stock Appreciation Rights.  The Administrator may grant stock appreciation rights to such Key Persons, and in such amounts and subject to such vesting and forfeiture provisions and other terms and conditions, as the Administrator shall determine, subject to the provisions of the Plan.  The terms of a stock appreciation right may provide that it shall be automatically exercised for a payment upon the happening of a specified event that is outside the control of the grantee and that it shall not be otherwise exercisable.  Stock appreciation rights may be granted in connection with all or any part of, or independently of, any option granted under the Plan.

(c)           Nature of Stock Appreciation Rights.  The grantee of a stock appreciation right shall have the right, subject to the terms of the Plan and the applicable Award Agreement, to receive from the Company an amount equal to (i) the excess of the Fair Market Value of a share of Common Stock on the date of exercise of the stock appreciation right over the Exercise Price of the stock appreciation right, multiplied by (ii) the number of shares with respect to which the stock appreciation right is exercised.  Each Award Agreement with respect to a stock appreciation right shall set forth the Exercise Price of such Award and, unless otherwise specifically provided in the Award Agreement, the Exercise Price of a stock appreciation right shall equal the Fair Market Value of a share of Common Stock on the date of grant; provided that in no event may such Exercise Price be less than the greater of (A) the Fair Market Value of a share of Common Stock on the date of grant and (B) the par value of a share of Common Stock.  Payment upon exercise of a stock appreciation right shall be in cash or in shares of Common Stock (valued at their Fair Market Value on the date of exercise of the stock appreciation right) or both, all as the Administrator shall determine.  Upon the exercise of a stock appreciation right granted in connection with an option, the number of shares subject to the option shall be reduced by the number of shares with respect to which the stock appreciation right is exercised.  Upon the exercise of an option in connection with which a stock appreciation right has been granted, the number of shares subject to the stock appreciation right shall be reduced by the number of shares with respect to which the option is exercised.

(d)           Option Exercise Price.  Each Award Agreement with respect to an option shall set forth the Exercise Price of such Award and, unless otherwise specifically provided in the Award Agreement, the Exercise Price of an option shall equal the Fair Market Value of a share of Common Stock on the date of grant; provided that in no event may such Exercise Price be less than the greater of (i) the Fair Market Value of a share of Common Stock on the date of grant and (ii) the par value of a share of Common Stock.

2.3.           Exercise of Options and Stock Appreciation Rights

Subject to the other provisions of this Article II and the Plan, each option and stock appreciation right granted under the Plan shall be exercisable as follows:

(a)           Timing and Extent of Exercise.  Options and stock appreciation rights shall be exercisable at such times and under such conditions as determined by the Administrator and set forth in the corresponding Award Agreement, but in no event shall any portion of such Award be exercisable subsequent to the tenth anniversary of the date on which such Award was granted.  Unless the applicable Award Agreement otherwise provides, an option or stock appreciation right may be exercised from time to time as to all or part of the shares as to which such Award is then exercisable.

(b)           Notice of Exercise.  An option or stock appreciation right shall be exercised by the filing of a written notice with the Company or the Company’s designated exchange agent (the “Exchange Agent”), on such form and in such manner as the Administrator shall prescribe.

(c)           Payment of Exercise Price.  Any written notice of exercise of an option shall be accompanied by payment for the shares being purchased.  Such payment shall be made: (i) by certified or official bank check (or the equivalent thereof acceptable to the Company or its Exchange Agent) for the full option Exercise Price; (ii) with the consent of the Administrator, which consent shall be given or withheld in the sole discretion of the Administrator, by delivery of shares of Common Stock having a Fair Market Value (determined as of the exercise date) equal to all or part of the option Exercise Price and a certified or official bank check (or the equivalent thereof acceptable to the Company or its Exchange Agent) for any remaining portion of the full option Exercise Price; or (iii) at the sole discretion of the Administrator and to the extent permitted by law, by such other provision, consistent with the terms of the Plan, as the Administrator may from time to time prescribe (whether directly or indirectly through the Exchange Agent).

(d)           Delivery of Certificates Upon Exercise.  Subject to the provision of Sections 3.2, 3.4 and 3.13, promptly after receiving payment of the full option Exercise Price, or after receiving notice of the exercise of a stock appreciation right for which the Administrator determines payment will be made partly or entirely in shares, the Company or its Exchange Agent shall (i) deliver to the grantee, or to such other person as may then have the right to exercise the Award, a certificate or certificates for the shares of Common Stock for which the Award has been exercised or, in the case of stock appreciation rights, for which the Administrator determines will be made in shares or (ii) establish an account evidencing ownership of the stock in uncertificated form.  If the method of payment employed upon an option exercise so requires, and if applicable law permits, an optionee may direct the Company or its Exchange Agent, as the case may be, to deliver the stock certificate(s) to the optionee’s stockbroker.

(e)           No Stockholder Rights.  No grantee of an option or stock appreciation right (or other person having the right to exercise such Award) shall have any of the rights of a stockholder of the Company with respect to shares subject to such Award until the issuance of a stock certificate to such person for such shares.  Except as otherwise provided in Section 1.5(c), no adjustment shall be made for dividends, distributions or other rights (whether ordinary or extraordinary, and whether in cash, securities or other property) for which the record date is prior to the date such stock certificate is issued.

2.4.           Termination of Employment; Death Subsequent to a Termination of Employment

(a)           General Rule.  Except to the extent otherwise provided in paragraphs (b), (c), (d), (e) or (f) of this Section 2.4 or Section 3.5(b)(iii), a grantee who incurs a termination of employment or consultancy relationship or dismissal from the Board may exercise any outstanding option or stock appreciation right on the following terms and conditions: (i) exercise may be made only to the extent that the grantee was entitled to exercise the Award on the date of termination of employment or consultancy relationship or dismissal from the Board, as applicable; and (ii) exercise must occur within three months after termination of employment or consultancy relationship or dismissal from the Board but in no event after the original expiration date of the Award.

(b)           Dismissal “for Cause”.  If a grantee incurs a termination of employment or consultancy relationship or dismissal from the Board, in either case “for Cause”, all options and stock appreciation rights not theretofore exercised shall terminate upon the grantee’s termination of employment or consultancy relationship or dismissal from the Board.

(c)           Retirement.  If a grantee incurs a termination of employment as the result of his or her retirement (as defined below), then any outstanding option or stock appreciation right shall, to the extent exercisable at the time of such retirement, remain exercisable for a period of three years after such termination of employment; provided that in no event may such option or stock appreciation right be exercised following the original expiration date of the Award.  For this purpose, “retirement” shall mean a grantee’s resignation of employment, with the Company’s prior consent, on or after (i) his or her 65th birthday, (ii) the date on which he or she has attained age 60 and completed at least five years of service with the Company (using any method of calculation the Administrator deems appropriate) or (iii) if approved by the Administrator, on or after his or her having completed at least 20 years of service with the Company (using any method of calculation the Administrator deems appropriate).

(d)           Disability.  If a grantee incurs a termination of employment or a dismissal from the Board by reason of a disability (as defined below), then any outstanding option or stock appreciation right shall, to the extent exercisable at the time of such termination, remain exercisable for a period of one year after such termination of employment; provided that in no event may such option or stock appreciation right be exercised following the original expiration date of the Award.  For this purpose, “disability” shall mean any physical or mental condition that would qualify the grantee for a disability benefit under the long-term disability plan maintained by the Company or, if there is no such plan, a physical or mental condition that prevents the grantee from performing the essential functions of the grantee’s position (with or without reasonable accommodation) for a period of six consecutive months.  The existence of a disability shall be determined by the Administrator.

(e)           Death.

(i)      Termination of Employment as a Result of Grantee’s Death.  If a grantee incurs a termination of employment or leaves the Board as the result of his or her death, then any outstanding option or stock appreciation right shall, to the extent exercisable at the time of such termination, remain exercisable for a period of one year after such termination of employment; provided that in no event may such option or stock appreciation right be exercised following the original expiration date of the Award.

(ii)         Restrictions on Exercise Following Death.  Any such exercise of an Award following a grantee’s death shall be made only by the grantee’s executor or administrator or other duly appointed representative reasonably acceptable to the Administrator, unless the grantee’s will specifically disposes of such Award, in which case such exercise shall be made only by the recipient of such specific disposition.  If a grantee’s personal representative or the recipient of a specific disposition under the grantee’s will shall be entitled to exercise any Award pursuant to the preceding sentence, such representative or recipient shall be bound by all the terms and conditions of the Plan and the applicable Award Agreement which would have applied to the grantee.

(f)           Administrator Discretion.  The Administrator, in the applicable Award Agreement, may waive or modify the application of the foregoing provisions of this Section 2.4.

2.5.           Transferability of Options and Stock Appreciation Rights

Except as otherwise provided in an applicable Award Agreement evidencing an option or stock appreciation right, during the lifetime of a grantee, each such Award granted to a grantee shall be exercisable only by the grantee, and no such Award shall be assignable or transferable other than by will or by the laws of descent and distribution.  The Administrator may, in any applicable Award Agreement evidencing an option or stock appreciation right, permit a grantee to transfer all or some of the options or stock appreciation rights to (a) the grantee’s spouse, children or grandchildren (“Immediate Family Members”), (b) a trust or trusts for the exclusive benefit of such Immediate Family Members or (c) other parties approved by the Administrator.  Following any such transfer, any transferred options and stock appreciation rights shall continue to be subject to the same terms and conditions as were applicable immediately prior to the transfer.

2.6.           Grant of Restricted Stock

(a)           Restricted Stock Grants.  The Administrator may grant restricted shares of Common Stock to such Key Persons, in such amounts and subject to such vesting and forfeiture provisions and other terms and conditions as the Administrator shall determine, subject to the provisions of the Plan.  A grantee of a restricted stock Award shall have no rights with respect to such Award unless such grantee accepts the Award within such period as the Administrator shall specify by accepting delivery of a restricted stock agreement in such form as the Administrator shall determine and, in the event the restricted shares are newly issued by the Company, makes payment to the Company or its Exchange Agent by certified or official bank check (or the equivalent thereof acceptable to the Company and the Administrator) in an amount at least equal to the par value of the shares covered by the Award.

(b)           Issuance of Stock Certificate.  Promptly after a grantee accepts a restricted stock Award in accordance with Section 2.6(a), subject to Sections 3.2, 3.4 and 3.13, the Company or its Exchange Agent shall issue to the grantee a stock certificate or stock certificates for the shares of Common Stock covered by the Award or shall establish an account evidencing ownership of the stock in uncertificated form.  Upon the issuance of such stock certificates, or establishment of such account, the grantee shall have the rights of a stockholder with respect to the restricted stock, subject to: (i) the nontransferability restrictions and forfeiture provision described in the Plan (including paragraphs (d) and (e) of this Section 2.6); (ii) in the Administrator’s sole discretion, a requirement that any dividends paid on such shares shall be held in escrow and shall remain forfeitable until all restrictions on such shares have lapsed; and (iii) any other restrictions and conditions contained in the applicable Award Agreement.

(c)           Custody of Stock Certificate.  Unless the Administrator shall otherwise determine, any stock certificates issued evidencing shares of restricted stock shall remain in the possession of the Company until such shares are free of any restrictions specified in the applicable Award Agreement.  The Administrator may direct that such stock certificates bear a legend setting forth the applicable restrictions on transferability.

(d)           Nontransferability.  Shares of restricted stock may not be sold, assigned, transferred, pledged or otherwise encumbered or disposed of prior to the lapsing of all restrictions thereon, except as otherwise specifically provided in this Plan or the applicable Award Agreement.  The Administrator at the time of grant shall specify the date or dates (which may depend upon or be related to the attainment of performance goals and other conditions) on which the nontransferability of the restricted stock shall lapse.

(e)           Consequence of Termination of Employment.  A grantee’s termination of employment or consultancy relationship or dismissal from the Board for any reason (including death) shall cause the immediate forfeiture of all shares of restricted stock that have not yet vested as of the date of such termination of employment or consultancy relationship or dismissal from the Board.  All dividends paid on such shares that have not theretofore been directly remitted to the grantee shall also be forfeited, whether by termination of any escrow arrangement under which such dividends are held or otherwise.

2.7.           Grant of Restricted Stock Units

(a)           Restricted Stock Unit Grants.  The Administrator may grant restricted stock units to such Key Persons, and in such amounts and subject to such vesting and forfeiture provisions and other terms and conditions, as the Administrator shall determine, subject to the provisions of the Plan.  A restricted stock unit granted under the Plan shall confer upon the grantee a right to receive from the Company, upon the occurrence of such vesting event as shall be determined by the Administrator and specified in the Award Agreement, the number of such grantee’s restricted stock units that vest upon the occurrence of such vesting event multiplied by the Fair Market Value of a share of Common Stock on the date of vesting.  Payment upon vesting of a restricted stock unit shall be in cash or in shares of Common Stock (valued at their Fair Market Value on the date of exercise of the stock appreciation right) or both, all as the Administrator shall determine.

(b)           Dividend Equivalents.  The Administrator may include in any Award Agreement with respect to a restricted stock unit a dividend equivalent right entitling the grantee to receive amounts equal to the ordinary dividends that would be paid, during the time such Award is outstanding and unvested, on the shares of Common Stock underlying such Award if such shares were then outstanding.  In the event such a provision is included in a Award Agreement, the Administrator shall determine whether such payments shall be (i) paid to the holder of the Award either (A) at the same time as the underlying dividends are paid, regardless of the fact that the restricted stock unit has not theretofore vested, or (B) at the time at which the Award’s vesting event occurs, conditioned upon the occurrence of the vesting event, (ii) made in cash, shares of Common Stock or other property and (iii) subject to such other vesting and forfeiture provisions and other terms and conditions as the Administrator shall deem appropriate and as shall set forth in the Award Agreement.

(c)           Consequence of Termination of Employment.  A grantee’s termination of employment or consultancy relationship or dismissal from the Board for any reason (including death) shall cause the immediate forfeiture of all restricted stock units that have not yet vested as of the date of such termination of employment or consultancy relationship or dismissal from the Board.  Any dividend equivalent rights that have not theretofore been directly remitted to the grantee shall also be forfeited, whether by termination of any escrow arrangement under which such dividends are held or otherwise.

(d)           No Stockholder Rights.  No grantee of a restricted stock unit shall have any of the rights of a stockholder of the Company with respect to such Award unless and until a stock certificate is issued with respect to such Award upon the vesting of such Award (it being understood that the Administrator shall determine whether to pay any vested restricted stock unit in the form of cash or Company shares or both).  Except as otherwise provided in Section 1.5(c), no adjustment to any restricted stock unit shall be made for dividends, distributions or other rights (whether ordinary or extraordinary, and whether in cash, securities or other property) for which the record date is prior to the date such stock certificate, if any, is issued.

(e)           Transferability of Restricted Stock Units.  Except as otherwise provided in an applicable Award Agreement evidencing a restricted stock unit, no restricted stock unit granted under the Plan shall be assignable or transferable.  The Administrator may, in any applicable Award Agreement evidencing a restricted stock unit, permit a grantee to transfer all or some of the restricted stock units to (i) the grantee’s Immediate Family Members, (ii) a trust or trusts for the exclusive benefit of such Immediate Family Members or (iii) other parties approved by the Administrator.  Following any such transfer, any transferred restricted stock units shall continue to be subject to the same terms and conditions as were applicable immediately prior to the transfer.

2.8.           Grant of Unrestricted Stock

The Administrator may grant (or sell at a purchase price at least equal to par value) shares of Common Stock free of restrictions under the Plan to such Key Persons and in such amounts and subject to such forfeiture provisions as the Administrator shall determine.  Shares may be thus granted or sold in respect of past services or other valid consideration.

ARTICLE III.

Miscellaneous

3.1.           Amendment of the Plan; Modification of Awards

(a)           Amendment of the Plan.  The Board may from time to time suspend, discontinue, revise or amend the Plan in any respect whatsoever, except that no such amendment shall materially impair any rights or materially increase any obligations under any Award theretofore made under the Plan without the consent of the grantee (or, upon the grantee’s death, the person having the right to exercise the Award).  For purposes of this Section 3.1, any action of the Board or the Administrator that in any way alters or affects the tax treatment of any Award shall not be considered to materially impair any rights of any grantee.

(b)           Stockholder Approval Requirement.  If required by applicable rules or regulations of a national securities exchange or the SEC, the Company shall obtain stockholder approval with respect to any amendment to the Plan that (i) materially increases the benefits under the Plan to persons whose transactions in Common Stock are subject to Section 16(b) of the 1934 Act, (ii) increases the number of shares which may be issued under the Plan (except as permitted pursuant to Section 1.5(c)), (iii) has the effect of a “re-pricing” of any outstanding Award or (iv) modifies the eligibility requirements of persons eligible to receive Awards under the Plan.

(c)           Modification of Awards.  The Administrator may cancel any Award under the Plan.  The Administrator also may amend any outstanding Award Agreement, including, without limitation, by amendment which would: (i) accelerate the time or times at which the Award becomes unrestricted, vested or may be exercised; (ii) waive or amend any goals, restrictions or conditions set forth in the Award Agreement; or (iii) waive or amend the operation of Section 2.4 with respect to the termination of the Award upon termination of employment or consultancy relationship or dismissal from the Board.  However, any such cancellation or amendment that materially impairs the rights or materially increases the obligations of a grantee under an outstanding Award shall be made only with the consent of the grantee (or, upon the grantee’s death, the person having the right to exercise the Award).  In making any modification to an Award, the Administrator may consider the implications under Section 409A of the Code of such modification.

3.2.           Consent Requirement

(a)           No Plan Action Without Required Consent.  If the Administrator shall at any time determine that any Consent (as defined below) is necessary or desirable as a condition of, or in connection with, the granting of any Award under the Plan, the issuance or purchase of shares or other rights thereunder, or the taking of any other action thereunder (each such action being hereinafter referred to as a “Plan Action”), then such Plan Action shall not be taken, in whole or in part, unless and until such Consent shall have been effected or obtained to the full satisfaction of the Administrator.

(b)           Consent Defined.  The term “Consent” as used herein with respect to any Plan Action means (i) any and all listings, registrations or qualifications in respect thereof upon any securities exchange or under any federal, state or local law, rule or regulation, (ii) any and all written agreements and representations by the grantee with respect to the disposition of shares, or with respect to any other matter, which the Administrator shall deem necessary or desirable to comply with the terms of any such listing, registration or qualification or to obtain an exemption from the requirement that any such listing, qualification or registration be made and (iii) any and all consents, clearances and approvals in respect of a Plan Action by any governmental or other regulatory bodies.

3.3.           Nonassignability

Except as provided in Sections 2.4(e), 2.5, 2.6(d) or 2.7(e), (a) no Award or right granted to any person under the Plan or under any Award Agreement shall be assignable or transferable other than by will or by the laws of descent and distribution and (b) all rights granted under the Plan or any Award Agreement shall be exercisable during the life of the grantee only by the grantee or the grantee’s legal representative or the grantee’s permissible successors or assigns (as authorized and determined by the Administrator).  All terms and conditions of the Plan and the applicable Award Agreements will be binding upon any permitted successors or assigns.

3.4.           Taxes

(a)           Withholding.  A grantee or other Award holder under the Plan shall be required to pay, in cash, to the Company, and the Company and Affiliates shall have the right and are hereby authorized to withhold from any Award, from any payment due or transfer made under any Award or under the Plan or from any compensation or other amount owing to such grantee or other Award holder, the amount of any applicable withholding taxes in respect of an Award, its grant, its exercise, its vesting, or any payment or transfer under an Award or under the Plan, and to take such other action as may be necessary in the opinion of the Company to satisfy all obligations for payment of such taxes.  Whenever shares of Common Stock are to be delivered pursuant to an Award under the Plan, with the approval of the Administrator, which the Administrator shall have sole discretion whether or not to give, the grantee may satisfy the foregoing condition by electing to have the Company withhold from delivery shares having a value equal to the amount of minimum tax required to be withheld.  Such shares shall be valued at their Fair Market Value as of the date on which the amount of tax to be withheld is determined.  Fractional share amounts shall be settled in cash.  Such a withholding election may be made with respect to all or any portion of the shares to be delivered pursuant to an Award.

(b)           Liability for Taxes.  Grantees and holders of Awards are solely responsible and liable for the satisfaction of all taxes and penalties that may arise in connection with Awards (including, without limitation, any taxes arising under Section 409A of the Code), and the Company shall not have any obligation to indemnify or otherwise hold any such person harmless from any or all of such taxes.  The Administrator shall have the discretion to organize any deferral program, to require deferral election forms, and to grant or to unilaterally modify any Award in a manner that (i) conforms with the requirements of Section 409A of the Code, (ii) voids any participant election to the extent it would violate Section 409A of the Code and (iii) for any distribution event or election that could be expected to violate Section 409A of the Code, make the distribution only upon the earliest of the first to occur of a "permissible distribution event" within the meaning of Section 409A of the Code or a distribution event that the participant elects in accordance with Section 409A of the Code.  The Administrator shall have the sole discretion to interpret the requirements of the Code, including, without limitation, Section 409A, for purposes of the Plan and all Awards.

3.5.           Change in Control

(a)           Change in Control Defined.  For purposes of the Plan, “Change in Control” shall mean the occurrence of any of the following:

(i)      any “person” (as defined in Section 13(d)(3) of the 1934 Act), corporation or other entity (other than (A) the Company, (B) any trustee or other fiduciary holding securities under an employee benefit plan of the Company or an Affiliate, (C) any company or other entity owned, directly or indirectly, by the holders of the voting stock of the Company in substantially the same proportions as their ownership of the aggregate voting power of the capital stock ordinarily entitled to elect directors of the Company or (D) any entity which Mr. Michael Bodouroglou directly or indirectly “controls” (as defined in Rule 12b-2 under the 1934 Act)) acquires “beneficial ownership” (as defined in Rule 13d-3 under the 1934 Act), directly or indirectly, of more than 50% of the aggregate voting power of the capital stock ordinarily entitled to elect directors of the Company;

(ii)      the sale of all or substantially all the Company’s assets in one or more related transactions to a person or group of persons, other than such a sale (A) to a Subsidiary which does not involve a change in the equity holdings of the Company, (B) to an entity which Mr. Michael Bodouroglou directly or indirectly controls or (C) to an entity which has acquired all or substantially all the Company’s assets (any such entity described in clause (A), (B) or (C), the “Acquiring Entity”) if, immediately following such sale, 50% or more of the aggregate voting power of the capital stock ordinarily entitled to elect directors of the Acquiring Entity (or, if applicable, the ultimate parent entity that directly or indirectly has beneficial ownership of more than 50% of the aggregate voting power of the capital stock ordinarily entitled to elect directors of the Acquiring Entity) is beneficially owned by the holders of the voting stock of the Company, and such voting power among the persons who were holders of the voting stock of the Company immediately prior to such sale is, immediately following such sale, held in substantially the same proportions as the aggregate voting power of the capital stock ordinarily entitled to elect directors of the Company immediately prior to such sale;

(iii)           any merger, consolidation, reorganization or similar event of the Company or any Subsidiary as a result of which the holders of the voting stock of the Company immediately prior to such merger, consolidation, reorganization or similar event do not directly or indirectly hold 50% or more of the aggregate voting power of the capital stock of the surviving entity (or, if applicable, the ultimate parent entity that directly or indirectly has beneficial ownership of more than 50% of the aggregate voting power of the capital stock ordinarily entitled to elect directors of the surviving entity) and such voting power among the persons who were holders of the voting stock of the Company immediately prior to such sale is, immediately following such sale, held in substantially the same proportions as the aggregate voting power of the capital stock ordinarily entitled to elect directors of the Company immediately prior to such sale;

(iv)           the approval by the Company’s stockholders of a plan of complete liquidation or dissolution of the Company; or

(v)      during any period of 24 consecutive calendar months, individuals:

(A)	who were directors of the Company on the first day of such period, or

(B)
whose election or nomination for election to the Board was recommended or approved by at least a majority of the directors then still in office who were directors of the Company on the first day of such period, or whose election or nomination for election were so approved, shall cease to constitute a majority of the Board;

provided, however, that in no event shall a Change in Control be deemed to have occurred in connection with an initial public offering of Common Stock.

(b)           Effect of a Change in Control.  Unless the Administrator provides otherwise in a Award Agreement, upon the occurrence of a Change in Control:

(i)      notwithstanding any other provision of this Plan, any Award then outstanding shall become fully vested and any Award in the form of an option or stock appreciation right shall be immediately exercisable;

(ii)      to the extent permitted by law and not otherwise limited by the terms of the Plan, the Administrator may amend any Award Agreement in such manner as it deems appropriate;

(iii)           a grantee who incurs a termination of employment or consultancy relationship or dismissal from the Board for any reason, other than a termination or dismissal “for Cause”, concurrent with or within one year following the Change in Control may exercise any outstanding option or stock appreciation right, but only to the extent that the grantee was entitled to exercise the Award on the date of his or her termination of employment or consultancy relationship or dismissal from the Board, until the earlier of (A) the original expiration date of the Award and (B) the later of (x) the date provided for under the terms of Section 2.4 without reference to this Section 3.5(b)(iii) and (y) the first anniversary of the grantee’s termination of employment or consultancy relationship or dismissal from the Board.

(c)           Miscellaneous.  Whenever deemed appropriate by the Administrator, any action referred to in paragraph (b)(ii) of this Section 3.5 may be made conditional upon the consummation of the applicable Change in Control transaction.

3.6.           Operation and Conduct of Business

Nothing in the Plan or any Award Agreement shall be construed as limiting or preventing the Company or any Affiliate from taking any action with respect to the operation and conduct of their business that they deem appropriate or in their best interests, including any or all adjustments, recapitalizations, reorganizations, exchanges or other changes in the capital structure of the Company or any Affiliate, any merger or consolidation of the Company or any Affiliate, any issuance of Company shares or other securities or subscription rights, any issuance of bonds, debentures, preferred or prior preference stock ahead of or affecting the Common Stock or other securities or rights thereof, any dissolution or liquidation of the Company or any Affiliate, any sale or transfer of all or any part of the assets or business of the Company or any Affiliate, or any other corporate act or proceeding, whether of a similar character or otherwise.

3.7.           No Rights to Awards

No Key Person or other person shall have any claim to be granted any Award under the Plan.

3.8.           Right of Discharge Reserved

Nothing in the Plan or in any Award Agreement shall confer upon any grantee the right to continue his or her employment with the Company or any of its Affiliates, his or her consultancy relationship with the Company or any of its Affiliates or his or her position on the Board or affect any right that the Company or any of its Affiliates may have to terminate such employment or consultancy relationship or Board membership.

3.9.           Non-Uniform Determinations

The Administrator’s determinations and the treatment of Key Persons and grantees and their beneficiaries under the Plan need not be uniform and may be made and determined by the Administrator selectively among persons who receive, or who are eligible to receive, Awards under the Plan (whether or not such persons are similarly situated).  Without limiting the generality of the foregoing, the Administrator shall be entitled, among other things, to make non-uniform and selective determinations, and to enter into non-uniform and selective Award Agreements, as to (a) the persons to receive Awards under the Plan, (b) the types of Awards granted under the Plan, (c) the number of shares to be covered by, or with respect to which payments, rights or other matters are to be calculated with respect to, Awards and (d) the terms and conditions of Awards.

3.10.           Other Payments or Awards

Nothing contained in the Plan shall be deemed in any way to limit or restrict the Company from making any award or payment to any person under any other plan, arrangement or understanding, whether now existing or hereafter in effect.

3.11.           Headings

Any section, subsection, paragraph or other subdivision headings contained herein are for the purpose of convenience only and are not intended to expand, limit or otherwise define the contents of such subdivisions.

3.12.           Effective Date and Term of Plan

(a)           Adoption; Stockholder Approval.  The Plan was adopted by the Board on [●], 2006.  The Board may, but need not, make the granting of any Awards under the Plan subject to the approval of the Company’s stockholders.

(b)           Termination of Plan.  The Board may terminate the Plan at any time.  All Awards made under the Plan prior to its termination shall remain in effect until such Awards have been satisfied or terminated in accordance with the terms and provisions of the Plan and the applicable Award Agreements.  No Awards may be granted under the Plan following the tenth anniversary of the date on which the Plan was adopted by the Board.

3.13.           Restriction on Issuance of Stock Pursuant to Awards

The Company shall not permit any shares of Common Stock to be issued pursuant to Awards granted under the Plan unless such shares of Common Stock are fully paid and non-assessable under applicable law.  Notwithstanding anything to the contrary in the Plan or any Award Agreement, at the time of the exercise of any Award, at the time of vesting of any Award or at the time of grant of any unrestricted shares under the Plan, the Company and the Administrator may, if either shall deem it necessary or advisable for any reason, require the holder of an Award (a) to represent in writing to the Company that it is the Award holder’s then-intention to acquire the shares with respect to which the Award is granted for investment and not with a view to the distribution thereof or (b) to postpone the date of exercise until such time as the Company has available for delivery to the Award holder a prospectus meeting the requirements of all applicable securities laws; and no shares shall be issued or transferred in connection with any Award unless and until all legal requirements applicable to the issuance or transfer of such shares have been complied with to the satisfaction of the Company and the Administrator.  The Company and the Administrator shall have the right to condition any issuance of shares to any Award holder hereunder on such person’s undertaking in writing to comply with such restrictions on the subsequent transfer of such shares as the Company or the Administrator shall deem necessary or advisable as a result of any applicable law, regulation or official interpretation thereof, and all share certificates delivered under the Plan shall be subject to such stop transfer orders and other restrictions as the Company or the Administrator may deem advisable under the Plan, the applicable Award Agreement or the rules, regulations and other requirements of the SEC, any stock exchange upon which such shares are listed, and any applicable securities or other laws, and certificates representing such shares may contain a legend to reflect any such restrictions.  The Administrator may refuse to issue or transfer any shares or other consideration under an Award if it determines that the issuance or transfer of such shares or other consideration might violate any applicable law or regulation or entitle the Company to recover the same under Section 16(b) of the 1934 Act, and any payment tendered to the Company by a grantee or other Award holder in connection with the exercise of such Award shall be promptly refunded to the relevant grantee or other Award holder.  Without limiting the generality of the foregoing, no Award granted under the Plan shall be construed as an offer to sell securities of the Company, and no such offer shall be outstanding, unless and until the Administrator has determined that any such offer, if made, would be in compliance with all applicable requirements of any applicable securities laws.

3.14.           Requirement of Notification of Election Under Section 83(b) of the Code

If an Award recipient, in connection with the acquisition of Company shares under the Plan, makes an election under Section 83(b) of the Code (to include in gross income in the year of transfer the amounts specified in Section 83(b) of the Code), the grantee shall notify the Administrator of such election within ten days of filing notice of the election with the U.S. Internal Revenue Service, in addition to any filing and notification required pursuant to regulations issued under Section 83(b) of the Code.

3.15.           Severability

If any provision of the Plan or any Award is or becomes or is deemed to be invalid, illegal, or unenforceable in any jurisdiction or as to any person or Award, or would disqualify the Plan or any Award under any law deemed applicable by the Administrator, such provision shall be construed or deemed amended to conform to the applicable laws or, if it cannot be construed or deemed amended without, in the determination of the Administrator, materially altering the intent of the Plan or the Award, such provision shall be stricken as to such jurisdiction, person or Award and the remainder of the Plan and any such Award shall remain in full force and effect.

3.16.           Governing Law

The Plan will be construed and administered in accordance with the laws of the State of New York, without giving effect to principles of conflict of laws.

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